THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

May 7, 2008

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Dong Fang Minerals, Inc.
Form S-1 Registration Statement
File No. 333-150192

Dear Mr. Schwall:

     In response to your letter of comments dated May 1, 2008, please be advised as follows:

Cover Page

     1. The information requested has been provided and reconciled throughout the registration statement.

     2. The information requested has been provided.

Yours truly,

THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.

By:	CONRAD C. LYSIAK
Conrad C. Lysiak